

March 4, 2014

Via E-mail
Mr. Daniel Herzog
Chief Financial Officer
Clearfield, Inc.
5480 Nathan Lane North, Suite 120
Plymouth, Minnesota 55442

     Re: Clearfield, Inc.
             Form 10-K for the Year Ended September 30, 2013
             Filed November 21, 2013
             File No. 000-16106

Dear Mr. Herzog:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

            Sincerely,

            /s/ Robert S. Littlepage, for

            Larry Spirgel
            Assistant Director